UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 18, 2020

Commission File Number: 001 - 38178

Zealand Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Sydmarken 11

2860 Søborg (Copenhagen)
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a company announcement of Zealand Pharma A/S or the Company, dated June 17, 2020, announcing the launch of an offering of new shares at market price (the "Offering") to be completed through an accelerated book-building process and consisting of up to approx. 2.68 million new shares (the "New Shares"), representing up to 7.25% of Zealand's currently registered share capital, in a private placement directed at institutional and professional investors in Denmark and certain other jurisdictions.

Furnished as Exhibit 99.2 is a company announcement dated June 18, 2020, announcing that the board of directors of Zealand (the "Board"), in accordance with article 7.1 of Zealand's articles of association, exercised an authorization granted by Zealand's annual general meeting held on April 2, 2020 to increase Zealand's share capital by issue of 2,684,461 new ordinary shares (the "New Shares") at a subscription price of DKK 245 per New Share. All the New Shares were subscribed for in the Offering.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zealand Pharma A/S

By:	/s/ Matthew Dallas

	Name:	Matthew Dallas
	Title:	Chief Financial Officer

Date: June 18, 2020

EXHIBIT INDEX

Exhibit No.	Description

99.1	Company announcement dated June 17, 2020

99.2	Company announcement dated June 18, 2020

3